33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2007 JUN -5 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 29, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
The ~~Chuo Mitsui~~ Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE OF PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

07024057

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
JUN 08 2007
THOMSON
FINANCIAL

dlw 6/5

May 18, 2007

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
President: Kazuo Tanabe
Code No.: 8309

Notice of Partial Amendments to the Articles of Incorporation

Mitsui Trust Holdings, Inc. (Mitsui Trust) hereby announces that it has resolved at the Board of Directors' Meeting held on May 18, 2007 to submit a proposal to the Sixth General Meeting of Shareholders scheduled for June 28, 2007 concerning "Partial Amendments to the Articles of Incorporation."

Please be aware that the Group's trade names will be changed, as stated in 1. (1) below. Mitsui Trust has separately described these changes in today's press release entitled "Notice Concerning Reorganization within the Group and Changes in Trade Names of Mitsui Trust Holdings, Inc. and Mitsui Asset Trust and Banking Company, Limited"

1. Purpose of Amendments to the Articles of Incorporation

(1) Mitsui Trust will change the Group's brand name to "Chuo Mitsui," a name that has become well known with many clients through its retail services, with the aim of strengthening its brand awareness. (Article 1)

This amendment to the Articles of Incorporation will become effective, and Article 1 of the Supplementary Provision will be newly added, on October 1, 2007.

(2) Mitsui Trust will delete the provisions of its Articles of Incorporation that concern the Class I Preferred Stock, as it has already acquired and retired all the shares of the Class I Preferred Stock, which it was requested to acquire in July 2006. (Article 6; Article 15, Paragraph 1; Article15, Paragraph 3; Article 21, Paragraph 1)

(3) Mitsui Trust will add a provision to its Articles of Incorporation to limit the appointment of

voting proxies to one person, since such provisions have become standard. (Article 28)

2. Details of Amendments to the Articles of Incorporation

See the attached document.

3. Schedule

Shareholders' meeting for Amendments to the Articles of Incorporation:

Thursday, June 28, 2007

Proposed effective date:

Thursday, June 28, 2007

(However, the proposed effective date for the changes of trade names will be Monday, October 1, 2007.)

[For inquiries concerning this matter]
Keisuke Kudo, General Manager
General Affairs Department
Tel: +81-3-5232-8544

Substance of the amendments

Current Articles of Incorporation	Proposed Amendment
Article 1. (Trade Name) The name of the Company shall be called MITSUI TRUST HOLDINGS KABUSHIKI KAISHA, which shall be written Mitsui Trust Holdings, Inc., in English.	Article 1. (Trade Name) The name of the Company shall be called CHUO MITSUI TRUST HOLDINGS KABUSHIKI KAISHA, which shall be written Chuo Mitsui Trust Holdings, Inc., in English.
Article 6. (Total Number of Shares authorized to be Issued) The total number of shares authorized to be issued by the Company shall be four billion three hundred and thirty-eight million four hundred and eighty-eight thousand six hundred and eighty-six (4,338,488,686) shares, the detail of which shall be as set forth below. Common stock: 4,068,332,436 shares Class I preferred stock: 20,000,000 shares Class II preferred stock: 93,750,000 shares Class III preferred stock: 156,406,250 shares	Article 6. (Total Number of Shares authorized to be Issued) The total number of shares authorized to be issued by the Company shall be four billion three hundred and eighteen million four hundred and eighty-eight thousand six hundred and eighty-six (4,318,488,686) shares, the detail of which shall be as set forth below. Common stock: 4,068,332,436 shares Class II preferred stock: 93,750,000 shares Class III preferred stock: 156,406,250 shares
Article 15. (Preferred Dividends) 1. In the case of payment of dividends from surplus as provided for in Article 52-1 hereof, the Company shall pay to the holders of shares of preferred stock (hereinafter referred to as the "Preferred Shareholders") or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees"), in preference to the holders of shares of common stock (hereinafter referred to as the "Common Shareholders") or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") cash dividends from surplus in an amount as provided below (hereinafter referred to as the "Preferred Dividends"); provided, however, that if all or part of the Preferred Interim Dividends as provided for in Article 16 or preferred dividends paid from surplus as provided for in Article 52-2 have been paid at the record date during the fiscal year which includes dividends record date, the amount so paid shall be subtracted from the Preferred Dividends: Class I preferred stock: ¥40 per share Class II preferred stock: ¥14.40 per share Class III preferred stock: ¥20 per share 2. If the amount of the dividends from surplus	Article 15. (Preferred Dividends) 1. In the case of payment of dividends from surplus as provided for in Article 52-1 hereof, the Company shall pay to the holders of shares of preferred stock (hereinafter referred to as the "Preferred Shareholders") or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees"), in preference to the holders of shares of common stock (hereinafter referred to as the "Common Shareholders") or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") cash dividends from surplus in an amount as provided below (hereinafter referred to as the "Preferred Dividends"); provided, however, that if all or part of the Preferred Interim Dividends as provided for in Article 16 or preferred dividends paid from surplus as provided for in Article 52-2 have been paid at the record date during the fiscal year which includes dividends record date, the amount so paid shall be subtracted from the Preferred Dividends: Class II preferred stock: ¥14.40 per share Class III preferred stock: ¥20 per share 2. If the amount of the dividends from surplus

actually paid to the Preferred Shareholders or Registered Preferred Stock Pledgees for any fiscal year falls short of the prescribed amount of the Preferred Dividends, the difference shall not accumulate to any subsequent fiscal year therefrom. 3. With respect to shares of Classes I through III preferred stock, no dividends exceeding the amount of the Preferred Dividends hereof shall be paid to the Preferred Shareholders or Registered Preferred Stock Pledgees.	actually paid to the Preferred Shareholders or Registered Preferred Stock Pledgees for any fiscal year falls short of the prescribed amount of the Preferred Dividends, the difference shall not accumulate to any subsequent fiscal year therefrom. 3. With respect to shares of Classes II and III preferred stock, no dividends exceeding the amount of the Preferred Dividends hereof shall be paid to the Preferred Shareholders or Registered Preferred Stock Pledgees.
Article 21. (Mandatory Conversion into Shares of Common Stock) 1. Shares of Classes I through III preferred stock with respect to which no request for acquisition as set forth in above article is made during the period for making requests for conversion, shall be mandatory acquired, as of the date immediately following the last day of such period for making requests for conversion (hereinafter referred to as the "Mandatory Conversion Date"), and instead, the Company shall deliver its own common stock to shareholders in the number obtained by dividing ¥1,600 by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's shares of common stock on the Tokyo Stock Exchange on each of the 30 trading days (disregarding any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average price shall be obtained by calculating down to the hundredth of ¥1, and thereafter rounding to the nearest tenth of ¥1 with ¥0.05 being rounded upward. In this case, if such average falls below ¥400, the number of common stock to be delivered in exchange for the acquisition of preferred stock shall be obtained by dividing ¥1,600 by ¥400. 2. Fractions of one share obtained as a result of calculating the number or shares of common stock as set forth in the above paragraph, if any, shall be treated correspondingly to the consolidation of shares as provided for in Article 234 of the Company Act.	Article 21. (Mandatory Conversion into Shares of Common Stock) 1. Shares of Classes II and III preferred stock with respect to which no request for acquisition as set forth in above article is made during the period for making requests for conversion, shall be mandatory acquired, as of the date immediately following the last day of such period for making requests for conversion (hereinafter referred to as the "Mandatory Conversion Date"), and instead, the Company shall deliver its own common stock to shareholders in the number obtained by dividing ¥1,600 by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's shares of common stock on the Tokyo Stock Exchange on each of the 30 trading days (disregarding any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average price shall be obtained by calculating down to the hundredth of ¥1, and thereafter rounding to the nearest tenth of ¥1 with ¥0.05 being rounded upward. In this case, if such average falls below ¥400, the number of common stock to be delivered in exchange for the acquisition of preferred stock shall be obtained by dividing ¥1,600 by ¥400. 2. Fractions of one share obtained as a result of calculating the number or shares of common stock as set forth in the above paragraph, if any, shall be treated correspondingly to the consolidation of shares as provided for in Article 234 of the Company Act.
Article 28. (Exercise of Voting Rights by Proxy) Any shareholder may exercise his voting rights by proxy who shall be another shareholder of the	Article 28. (Exercise of Voting Rights by Proxy) Any shareholder may exercise his voting rights by one proxy who shall be another shareholder of

Company having voting rights at the relevant General Meeting of Shareholders. In such a case, a shareholder or an agent should submit an instrument showing his authority to act as proxy to the Company for each General Meeting of Shareholders.	the Company having voting rights at the relevant General Meeting of Shareholders. In such a case, a shareholder or an agent should submit an instrument showing his authority to act as proxy to the Company for each General Meeting of Shareholders.
<New Article>	Supplementary Provision Article 1. (Condition of Change in Trade Name) The change of trade name set forth in Article 1 shall become effective on October 1, 2007. This supplementary provision shall be deleted after the effectiveness of the change of trade name.

33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03)5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

May 29, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE CONCERNING REORGANIZATION WITHIN THE GROUP AND CHANGES IN TRADE NAMES OF MITSUI TRUST HOLDINGS, INC. AND MITSUI ASSET TRUST AND BANKING COMPANY, LIMITED

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

May 18, 2007

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
President: Kazuo Tanabe
Code No.: 8309
The Chuo Mitsui Trust and Banking Company, Limited
Mitsui Asset Trust and Banking Company, Limited

Notice Concerning Reorganization within the Group and Changes in Trade Names of Mitsui Trust Holdings, Inc. and Mitsui Asset Trust and Banking Company, Limited

Mitsui Trust Holdings, Inc. (Mitsui Trust) hereby announces that it has passed a resolution at the Board of Directors' meeting held today pursuant to which its two asset management affiliates (Chuo Mitsui Asset Management Company, Limited and Chuo Mitsui Capital Company Limited), which are currently subsidiaries of The Chuo Mitsui Trust and Banking Company, Limited (Chuo Mitsui), which is Mitsui Trust's trust bank subsidiary, will become Mitsui Trust's direct wholly-owned subsidiaries in a measure designed to further strengthen its Group management.

At the same time, in order to strengthen the Group's brand awareness, a resolution was passed to submit a proposal to Mitsui Trust's Sixth General Meeting of Shareholders scheduled on June 28 to change its trade name from "Mitsui Trust Holdings, Inc." to "Chuo Mitsui Trust Holdings, Inc."

It has also been resolved that the trade name of Mitsui Trust's trust bank subsidiary "Mitsui Asset Trust and Banking Company, Limited" (Mitsui Asset) be changed to "Chuo Mitsui Asset Trust and Banking Company, Limited" from the viewpoint of Group brand unity, subject to the approval of the relevant authorities.

1. Concerning reorganization within the Group (Making two asset management indirect subsidiaries into direct subsidiaries of Mitsui Trust)

(1) Purpose of making the two indirect subsidiaries into direct subsidiaries

The Group has been strengthening its asset management-related businesses such as investment trust-related and private equity-related services, in an effort to capitalize on the asset management expertise it has acquired as a trust and banking group.

The Group is planning to further strengthen its asset management-related businesses. To

realize this goal, the Group recognizes that it is important to establish an organizational structure in which strategic business operations can be developed, and to bolster its internal control system.

Based on this view, Mitsui Trust has decided to make Chuo Mitsui Asset Management Company, Limited (which engages in investment trust management services) and Chuo Mitsui Capital Company Limited (private equity fund management services), which are currently subsidiaries of Chuo Mitsui, into direct subsidiary of Mitsui Trust.

Following this change, Mitsui Trust will have direct wholly-owned subsidiaries consisting of two trust banks (Chuo Mitsui and Mitsui Asset), which provide distinctive services, and two asset management companies (Chuo Mitsui Asset Management Company, Limited and Chuo Mitsui Capital Company Limited).

(2) Method of conversion into direct wholly-owned subsidiaries, etc.

a. Profile of target corporations

		Chuo Mitsui Asset Management Company, Limited	Chuo Mitsui Capital Company Limited
Date of Establishment		September 19, 1986	March 1, 2000
Registered Head Office		3-23-1 Shiba, Minato-ku, Tokyo	3-2-8 Nihonbashi-Muromachi, Chuo-ku, Tokyo
President		Yoshinobu Tsumori	Hideo Natori
Capital Stock		300 million yen	497 million yen
Services		Investment Trust Management Services	Private Equity Fund Management Services
Shareholders		The Chuo Mitsui Trust and Banking Company, Limited 50% Chuo Mitsui Guarantee Company, Limited 25% Chuo Mitsui Card Company, Limited 25%	The Chuo Mitsui Trust and Banking Company, Limited 100%
Results	Fiscal Term	March 2007	March 2007
	Total Revenue	10,350 million yen	986 million yen
	Net Income	842 million yen	267 million yen
Other Index for Reference		Balance of Investment Trust under Management Approx. 2,230 billion yen	Balance of Fund under Management Approx. 110 billion yen

b. Method of conversion into direct wholly-owned subsidiaries

A method is being considered in which Mitsui Trust will purchase in cash directly from the current shareholders.

c. Date to convert into direct wholly-owned subsidiaries

Conversion is scheduled for October 1, 2007.

2. Concerning changes in trade names of Mitsui Trust and Mitsui Asset, etc.

(1) Purpose of Changes in trade names

Mitsui Trust has decided to unify its Group brand into the "Chuo Mitsui" brand, a name that has

become well known with many clients through its retail services, with the aim of strengthening its brand awareness, by taking the opportunity of the above conversion of two asset management affiliates into direct wholly-owned subsidiaries of Mitsui Trust.

Based on this view, the trade names of Mitsui Trust and Mitsui Asset will be changed into names starting with "Chuo Mitsui".

(2) Content of Changes in trade names

a. Content of change in trade name of Mitsui Trust

It is scheduled for trade name to be changed as follows, subject to the approval of the shareholders at the General Shareholders' Meeting.

(a) Trade Name in Japanese

"Mitsui Trust Holdings Kabushiki Kaisha" will become "Chuo Mitsui Trust Holdings Kabushiki Kaisha".

(b) Trade Name in English

"Mitsui Trust Holdings, Inc." will be changed to "Chuo Mitsui Trust Holdings, Inc."

b. Content of change in Trade Name of Mitsui Asset

It is scheduled for the trade names to be changed as follows, subject to the approval of the relevant authorities.

(a) Trade Name in Japanese

"Mitsui Asset Shintaku Ginkou Kabushiki Kaisha" will be changed to "Chuo Mitsui Asset Shintaku Ginkou Kabushiki Kaisha"

(b) Trade Name in English

"Mitsui Asset Trust and Banking Company, Limited" will be changed to "Chuo Mitsui Asset Trust and Banking Company, Limited".

(3) Concerning Group Brand

While the Group has thus far been using "Mitsui Trust Financial Group" as its Group brand name, it plans to use "Chuo Mitsui Trust Group" as its new Group brand name, taking the opportunity of the change in trade name of Mitsui Trust, the Group's holding company.

(4) Date of Change in Trade Names

The change is scheduled for October 1, 2007.

(5) Other Additional Measures

Each Group company will consider and implement various measures so that its stakeholders may understand "Chuo Mitsui Trust Group" more deeply.

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: +81-3-5232-8827

Reference: Outline of the Group Structure and Changes in Trade Names

Current Status


Mitsui Trust Financial Group
Mitsui Trust Holdings, Inc.
Trust Bank
The Chuo Mitsui Trust and Banking Company, Limited
Mitsui Asset Trust and Banking Company, Limited
Chuo Mitsui Asset Management Company, Limited
Chuo Mitsui Capital Company Limited
Asset Management
Other Subsidiaries

After Reorganization (Scheduled for October 1, 2007)


Chuo Mitsui Trust Group
Chuo Mitsui Trust Holdings, Inc.
Trust Bank
Asset Management
The Chuo Mitsui Trust and Banking Company, Limited
Chuo Mitsui Asset Trust and Banking Company, Limited
Chuo Mitsui Asset Management Company, Limited
Chuo Mitsui Capital Company Limited
Other Subsidiaries

END